MILLAR WESTERN FOREST PRODUCTS LTD.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
for the Three Months Ended March 31, 2013

The following management’s discussion and analysis (MD&A) of the financial condition and results of operations of Millar Western Forest Product Ltd. (“Millar Western” or “the Company” or “we” or “our”) is based upon and should be read in conjunction with the Company’s unaudited interim financial statements and the accompanying notes thereto included elsewhere in this Form 6-K and the Company’s 2012 annual MD&A and the 2012 audited financial statements and notes thereto included in the Company’s annual report filed on Form 20-F and available on EDGAR. The information in this MD&A is as of May 1, 2013.

Preparation and Presentation of Financial Information

We prepare our financial statements in accordance with International Financial Reporting Standards, which we refer to as IFRS, as issued by the International Accounting Standards Board. Details of the transition and reconciliation to previously released results are explained in previous financial statements. Readers should be aware that financial statements prepared in accordance with IFRS may differ in certain respects from financial statements prepared in accordance with U.S. generally accepted accounting principles, which we refer to as U.S. GAAP.

We present our financial statements in Canadian dollars. Except where otherwise indicated, all dollar amounts are expressed in Canadian dollars, references to “$” or “dollars” are to Canadian dollars and references to “US$” and “U.S. dollars” are to United States dollars.

Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the values amounts recorded in the statements. On an ongoing basis, management reviews its estimates, including those related to useful lives for amortization, impairment of long-lived assets, certain accounts receivable, pension and other employee future benefit plans and asset retirement and deferred reforestation obligations, based upon currently available information. While it is possible that circumstances may arise that cause actual results to differ from these estimates, management does not believe it likely that any such differences will materially affect our financial condition.

Internal controls over financial reporting

During the quarter ended March 31, 2013, there were no changes in our internal controls over financial reporting that materially affected, or would be reasonably likely to materially affect, our reported results.

Non GAAP financial measures

Within this MD&A, management uses measures that do not have a standardized meaning as prescribed by IFRS and are therefore considered to be non-GAAP financial measures. We define “Adjusted EBITDA” as operating income plus unrealized other income or expenses, depreciation and amortization. Other income or expense includes both realized and unrealized gains and losses on foreign-exchange or commodity hedging, and foreign-exchange impacts on working capital balances, with only the realized portion of such income or expense being included in Adjusted EBITDA and both the realized and unrealized portion being included in the determination of operating earnings. In addition, we define “Cash Adjusted EBITDA” as Adjusted EBITDA plus gains or minus losses related to non-cash inventory valuation adjustments. Neither Adjusted EBITDA nor Cash Adjusted EBITDA is a measure of operating performance or liquidity under IFRS. Such terms, as used in this report, are not necessarily comparable with similarly titled measures of other companies. However, management calculates Adjusted EBITDA and Cash Adjusted EBITDA consistently from period to period. We believe that Adjusted EBITDA and Cash Adjusted EBITDA are useful in assessing our operating performance and as an indicator of our ability to service or incur indebtedness, make capital expenditures and finance working capital requirements. The items excluded from Adjusted EBITDA and Cash Adjusted EBITDA are significant in assessing our operating results and liquidity. Therefore, neither Adjusted EBITDA nor Cash Adjusted EBITDA should be considered in isolation or as an alternative to operating earnings, cash flow from operating activities or other combined income or cash flow data prepared in accordance with IFRS.

Forward-looking statements

Certain statements in this quarterly report on Form 6-K are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but, rather, on our current expectations and our projections about future events, including our current expectations regarding:

  the future demand for, and sales volumes of, our lumber and pulp products;
  future production volumes, efficiencies and operating costs;
  increases or decreases in the prices of our products;
  our future stability and growth prospects;
  our business strategies, the measures to implement those strategies and the benefits to be derived therefrom;
  our future profitability and capital needs, including capital expenditures;
  the outlook for and other future developments in our affairs or in the industries in which we participate; and
  the effect on us of new accounting releases.

These forward-looking statements generally can be identified by the use of statements that include words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “likely”, “will”, “predicts”, “estimates”, “forecasts” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause our actual results to differ materially from the future results expressed or implied by the forward-looking statements. These risks and uncertainties are described under “Risk Factors” in Item 3: Key Information, in the Company’s 2012 annual report filed on Form 20-F and available on EDGAR.

Any written or oral forward-looking statements made by us or on our behalf are subject to these factors. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this quarterly report on Form 6-K may not occur. Actual results could differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Given these uncertainties, investors are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included in this report are made only as at the date of this report. We do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.

General Information about the Company

Operations and sales

Millar Western is a privately owned, integrated forest products company active in northern Alberta, Canada, that produces and markets hardwood and softwood bleached chemi-thermo-mechanical pulp, or BCTMP, and softwood lumber.

We are headquartered in Edmonton and own and operate four production facilities, including a BCTMP mill and a sawmill at an integrated complex in Whitecourt and sawmills in Boyle and Fox Creek. In 2012, we began construction of a bio-energy facility adjacent to the Whitecourt BCTMP mill that will convert organic matter in pulp-mill waste into green energy, for consumption by our pulp operations; completion and startup of the bio-energy facility are slated for early 2014.

Our Whitecourt pulp mill produces hardwood, softwood and blended grades of pulp and has an annual production capacity of 320,000 air-dried metric tonnes (ADMT). Our BCTMP is sold internationally for use in the production of a diverse range of paper products, including coated and uncoated printing and writing papers, paperboard, specialty papers, tissue and toweling.

Our sawmills produce kiln-dried dimension lumber from spruce, pine and fir, or SPF, for the residential and commercial construction industries. We also produce higher-margin grades, such as machine-stress-rated, or MSR, lumber for load-bearing applications, as well as specialty products, such as decking. Our Whitecourt, Boyle and Fox Creek sawmills have annual capacities of 330 million board feet (MMFBM), 140 MMFBM and 120 MMFBM, respectively. Historically, our lumber has sold principally in Canada and the United States; however, China is now a regular destination for our products, and a small percentage of certain higher-margin grades is shipped to Japan.

Seasonality

We conduct the majority of our log harvesting and hauling in the winter months, creating a seasonal build-up of working capital. Harvesting usually begins in the fourth quarter, with the balance of harvesting and most hauling activities occurring in the first quarter of the following year. The build-up of log inventory is typically valued at approximately $45 million, with $5 million-$10 million worth of logs accumulated in the fourth quarter, depending on weather conditions, and the rest generally realized in the following year’s first quarter. These log inventories are consumed through the year and typically reach minimum levels in the third quarter. This seasonal working capital build-up and reduction has a significant impact on our liquidity through the year.

Fiber

Approximately 88% of the fiber required for our pulp mill and sawmill facilities is supplied from timber resources held under long-term agreements with the Government of Alberta or supplied through multiple-year agreements with other forest products companies, providing a high level of fiber-supply security and cost stability. We purchase the balance of our fiber requirements on the open market. Our fiber costs are subject to variation depending on factors including the period’s harvesting locations and delivery distances from forest to mill, weather conditions, and normal competitive market pressures related to our harvesting and hauling contractors. We pay fees, referred to as stumpage, to the Alberta government for all fiber harvested from government-owned lands. Stumpage rates are subject to escalation related to the market price of end products, but remained at the base rate throughout the current period.

In addition to deciduous logs, the Whitecourt pulp mill requires approximately 90,000 bone dry units of coniferous chips per year. This requirement is supplied entirely by chip residuals from our Whitecourt sawmill, with surplus chips sent to other manufacturers under multi-year fiber-exchange agreements.

All forest areas we harvest are reforested to the standards required under the Timber Management Regulations (Alberta). We employ progressive forest management practices aimed at enhancing timber yields while protecting diverse forest values and maintaining healthy forest ecosystems. To provide independent verification of the sustainability of our forest management activities and legality of our timber procurement systems, we have achieved certification under third-party audited, internationally-recognized environmental standards.

Energy and other key commodities

We use both electricity and natural gas as sources of energy in our pulp and lumber operations and fluctuations in the cost of these inputs can have a significant impact on our cost of products sold.

In Alberta, the electrical energy market is not regulated and pricing can and does fluctuate significantly. As a party in a power purchase syndicate, the Company has long-term power purchase rights under a Power Purchase Arrangement to insulate our pulp and lumber operating segments from volatility in the electricity market. The benefit of these rights is allocated to each operating segment based on its electricity consumption.

Natural gas is supplied to our operations under annual supply contracts that are subject to market prices. From time to time, we manage our gas price exposure by entering into commodity-price forward contracts. We also have rights to a natural gas storage facility located in Saskatchewan that enables us to dampen seasonal market price variations by storing gas during periods of low gas pricing and withdrawing gas during periods of higher pricing.

Our Whitecourt pulp mill’s requirements for hydrogen peroxide and caustic, which are the main chemicals used in our pulp bleaching process, and other chemicals are supplied by major producers and covered by contracts of varying terms and conditions, providing some level of price stability.

Environmental matters

Our operations are regulated primarily by the Environmental Protection and Enhancement Act (Alberta) and the Fisheries Act (Canada). We have instituted environmental controls to monitor our operations to confirm they are in compliance with regulated parameters of both provincial and federal authorities. Our Whitecourt pulp mill does not use chlorine compounds and therefore does not generate any chlorinated by-products such as dioxins or furans. The pulp mill has an extended-aeration activated-biomass wastewater treatment system. The biomass produced as a waste product from the system is used as a soil conditioner on agricultural lands, and as feedstock at a local biomass-fueled electrical generating station. Wood waste from the Whitecourt pulp mill and sawmill is sent to the same power station, to generate renewable electricity, and wood waste from the Boyle sawmill is sent to a neighboring pulp mill for energy generation. The Fox Creek mill currently disposes of its wood waste by incineration, but we are actively seeking alternatives for disposal or use of these byproducts.

The Whitecourt pulp mill is currently developing a $42 million bio-energy project that will install anaerobic hybrid digesters in advance of the existing aerobic effluent treatment system, to produce a biogas that will be used to generate electricity. Besides reducing purchased energy costs and allowing for pulp production increases, the project is expected to significantly cut greenhouse gas emissions, reduce freshwater intake and improve the quality of treated wastewater discharged to a local river.

Results of Operations

Earnings overview

The following table sets out our financial results for the three months ended March 31, 2013, the immediately prior quarter ended December 31, 2012, and the quarter ended March 31, 2012.

	Three months ended
	Mar. 31/13	Dec. 31/12	Mar. 31/12
		(in millions)

Statements of earnings data:
Revenue	$96.7	$82.9	$73.8
Cost of products sold	67.7	60.2	56.6
Freight and other distribution costs	14.2	13.0	12.3
Depreciation and amortization	3.5	3.4	3.3
General and administration	3.5	3.2	3.4
Other expenses (income)	3.2	9.0	(0.2)
Operating earnings (loss)	$4.6	$(5.9)	$(1.6)
Foreign exchange (loss) gain on borrowings	(4.4)	(2.5)	4.1
Finance expenses	(5.3)	(5.1)	(5.0)
Net loss before income taxes	$(5.1)	$(13.5)	$(2.5)
Income taxes (recovery) expense	(0.2)	(2.8)	(1.6)
Net loss	$(4.9)	$(10.7)	$(0.9)
Actuarial losses, net of tax recovery	0.0	(0.3)	0.0
Comprehensive loss	$(4.9)	$(11.0)	$(0.9)

Other data:
Average exchange rate (US$/C$1.00)[1]	0.992	1.009	1.003
Period end exchange rate (US$/C$1.00)	0.984	1.005	0.998

(1)

Average exchange rates are the daily noon Bank of Canada foreign-exchange rates, averaged over the period. Period end exchange rates are the closing Bank of Canada rate on the last business day of the period. The rates are set forth as U.S. dollars per C$1.00 and are the inverse of rates quoted by the Bank of Canada for Canadian dollars per US$1.00.

Our results for the period, in both pulp and lumber segments, reflected the state of the world’s economies, as they relate to market destinations for our products. The more positive tone in the U.S. economy, reflected in rising housing starts, supported a dramatic improvement in softwood lumber pricing compared to the previous quarter and, especially, to the same period of last year. The pulp market, on the other hand, saw more modest improvements over the comparable periods, as global economies continued to seek firm footing.

A weakening of the Canadian dollar relative to the U.S. dollar generated a modest rise, of about 2%, in revenues from U.S.-dollar-denominated product pricing. This was offset by the slightly larger impact of period-end exchange-rate changes on U.S.-dollar-denominated long-term debt.

At $96.7 million, revenue improved significantly against comparable periods on stronger shipments and pricing for both segments. Our cost of products sold, at $67.7 million, also rose in the period on higher production levels, increased fiber costs related to fuel prices and haul distances, and rising energy prices reflecting higher transmission costs. We continued to work diligently to improve productivity and efficiency in response to these pressures.

Freight and other distribution costs climbed against comparable periods, largely based on increased shipments.

Depreciation and amortization costs were similar to comparable periods, as there were no significant changes in our depreciable assets.

General and administration cost were also consistent with the comparable periods last year.

Other income or expense includes both realized and unrealized gains and losses on commodity derivative contracts and foreign-exchange impact on U.S.-dollar-denominated working capital balances. Other expense of $3.2 million in the quarter was considerably lower than the expense of $9.0 million recorded in the previous quarter. In the current period, realized losses on commodity derivatives, predominantly the result of rolling current lumber positions into future periods, were largely offset by the unrealized loss recorded in the fourth quarter of last year. These results were a significant change from the same period last year, in which our commodity derivative positions did not generate significant realized or unrealized gains or losses.

As a means of hedging returns on our lumber sales, Millar Western participates in the Chicago Mercantile Exchange lumber futures market. As lumber prices started climbing in the second half of 2012, we took a significant hedging position in order to secure that profitable level of pricing into the future. As the position was being established in a rising market, however, it resulted in an unrealized loss at year-end when we conducted a mark-to-market valuation of the derivative contracts. During the current quarter, we sold contracts for the near months and purchased contracts for later months, taking realized losses on the existing positions but reestablishing the forward sales at higher pricing levels. We believe our lumber hedging strategy remains in the best interest of the Company, safeguarding our financial performance by effectively forward-selling a portion of our output at pricing levels expected to return a positive contribution.

We had operating earnings of $4.6 million in the quarter, a significant improvement over the operating losses of $5.9 million in the previous period and $1.6 million in the same period last year.

A decline in relative value of the Canadian dollar had a $4.4 million negative impact on the translation of our U.S.-dollar-denominated long-term debt, comparing unfavourably to the $2.5 million loss recorded in the previous period and the $4.1 million gain in the same period last year.

At $5.3 million, financing expenses, which are largely denominated in U.S. dollars, were slightly higher in the quarter than in the comparable periods, which had benefitted from the then-stronger value of the Canadian dollar.

After a $0.2 million provision for income-tax recovery, we posted a net loss of $4.9 million for the quarter, which compared favourably to the net loss of $10.7 million in the previous quarter but unfavourably to the $0.9 million net loss in the same period last year.

	Three months ended
	Mar. 31/13	Dec. 31/12	Mar. 31/12
		(in millions)
Adjusted EBITDA data:
Net loss	$(4.9)	$(10.7)	$(0.9)
Add (subtract)
Income taxes (recovery) expense	(0.2)	(2.8)	(1.6)
Foreign exchange loss (gain) on borrowings	4.4	2.5	(4.1)
Finance expenses	5.3	5.1	5.0
Operating earnings (loss)	$4.6	$(5.9)	$(1.6)
Depreciation and amortization	3.5	3.4	3.3
Other unrealized (income) expense	(2.5)	8.5	(1.4)
Adjusted EBITDA	$5.6	$6.0	$0.3
Negative (positive) impact of inventory valuation adjustments	0.0	0.0	(1.3)
Cash Adjusted EBITDA	$5.6	$6.0	$(1.0)

We report Cash Adjusted EBITDA, defined as Adjusted EBITDA plus or minus adjustments related to non-cash inventory valuation, as a means of demonstrating cash generated by current operating activities. Inventory valuation adjustments are made to record both log and finished-product inventories at the lower of their cost to produce and their net realizable market value. We calculate the adjustment by comparing known costs to an estimate of net realizable value that is based on the expected timing of sales and independent pricing forecasts. As price forecasts are highly volatile, these adjustments may be established and reversed on a regular basis.

The impact of such adjustments have been significant in recent years when, due to market volatility, inventory valuation adjustments have been commonplace, thus often impairing the effectiveness of Adjusted EBITDA as a consistent indicator of our financial operating performance and making Cash Adjusted EBITDA a more useful measure. Since the third quarter of 2012, however, no inventory valuation adjustments have been required; all inventories have been recorded at cost, and Adjusted and Cash Adjusted EBITDA amounts have been the same.

Operating results by business segment

Lumber

	Three months ended
	Mar. 31/13	Dec. 31/12	Mar. 31/12

Production - SPF - MMFBM	118.6	109.4	113.1
Shipments - SPF - MMFBM	125.9	120.8	120.4
Benchmark price - SPF#2&Better - US$ per mfbm	$390	$333	$267

Revenue - millions	$47.5	$39.3	$31.1
Cost of products sold - millions	36.7	34.2	32.9
Inventory valuation adjustments - millions	0.0	0.0	(1.3)
Other realized expense - millions	6.3	1.1	0.1
Adjusted EBITDA - millions	$4.5	$4.0	$(0.6)
Adjusted EBITDA margin - %	9%	10%	-2%

Other unrealized income (expense) - millions	2.8	(8.0)	0.7
Depreciation and amortization - millions	(1.7)	(1.7)	(1.5)
Operating earnings (loss) - millions	$5.6	$(5.7)	$(1.4)

Capital expenditures - millions	$0.7	$1.0	$2.9

The lumber segment’s results continued to reflect the benefit of what is now the longest “bull run” in memory for the North American softwood lumber market. Benchmark pricing began climbing late in the third quarter of last year and continued to rise well into the current period, levelling off only as it approached the US$400 per thousand board feet level for SPF 2x4 #2&Better, as reported by Random Lengths. Benchmark pricing rose more than 17% from the previous quarter and almost 50% over the same period last year, as improving demand from the recovering U.S. housing market and ongoing support from overseas buyers were not met by an equivalent supply response. The resulting climb in lumber pricing did not diminish demand, illustrating the current price inelasticity of the commodity.

Our per-unit sales realizations largely mirrored the price increase, save for the impact of the normal lag in time between sales and shipments, climbing 16% from the previous period and 46% from the same period last year.

The segment showed improved productivity during the quarter, though comparisons to previous periods are affected by normal, holiday-related downtime taken in the previous quarter, and the fact that the Fox Creek sawmill was still in the early stages of start-up in the same quarter of the previous year. The Whitecourt and Fox Creek sawmills are currently running at full capacity. The Boyle operation continues to run on only one shift; we have no current plans to restart a second shift, pending greater certainty as to the sustainability of current pricing levels.

Shipments were likewise stronger in the period as compared to the previous quarter, which was affected by year-end shipping challenges, and to the same period last year, which was still only beginning to see significant output from Fox Creek. Total shipments in the period were hampered, however, by trucking and railcar shortages experienced across the Western Canadian industry.

At $47.5 million, lumber segment revenue surged in the period, increasing 20% from the previous quarter and over 50% from the same period last year, on stronger shipments and pricing. The segment’s cost of products sold rose on higher production levels and the impact of rising energy and fuel prices on operating, harvesting and hauling costs. Also affecting costs were longer haul distances for a portion of the segment’s fiber supply, as we continued to focus harvest activities on mature pine stands as part of a mountain pine beetle mitigation strategy, resulting in a higher-than-normal proportion of log deliveries from more distant reaches of our land base.

Other realized expenses of $6.3 million in the quarter reflected the impact of our decision to roll lumber derivative contracts held for the current period into contracts for future periods. While the new contracts were established at prevailing pricing, thus improving our position on future sales, the conversion of the contracts resulted in a realized loss in the current quarter.

The segment generated $4.5 million in Adjusted EBITDA for the quarter, a result similar to the previous quarter and much improved over the same period last year, but one that failed to fully reflect the significant strengthening of the lumber market over that time. Excluding the impact of the lumber hedging activities described above, however, segment operations would have generated $10.8 million in Adjusted EBITDA, consistent with the strong performance of both the market and the sawmill facilities.

Other unrealized gains of $2.8 million reflected the period-end mark-to-market valuation of currently held lumber derivative contracts, representing the improved hedging position that resulted from the rolling of contracts from the current to future periods. This unrealized gain compared very favourably to the $8.0 million expense recorded in the last quarter of 2012, which, through the same mark-to-market valuation, anticipated the performance of the derivative position in the current period. The other unrealized gain of $0.7 million in the same period last year was primarily due to the positive impact of a drop in value of the Canadian dollar on U.S.-dollar-denominated receivables.

The segment recorded operating income of $5.6 million in the quarter. This sharp rise over the $5.7 million operating loss in the previous quarter and the $1.4 million operating loss in the same period last year reflected the significant improvement in market conditions, which more than offset the impacts of rising costs and futures contract activities.

Capital expenditures of $0.7 million in the quarter were limited to maintenance-of-business activities, as was the $1.0 million spent in the previous quarter. The $2.9 million spent in the first quarter of 2012 included $2.0 million associated with the completion of the planer upgrade at the Fox Creek operation. For the full year, we expect to make lumber segment capital expenditures of approximately $2.0 million on maintenance-of-business requirements and a further $2.0 -$3.0 million on small, high-return projects, for a total of approximately $5.0 million.

Pulp

	Three months ended
	Mar. 31/13	Dec. 31/12	Mar. 31/12

Production - BCTMP - thousands of ADMT	81.6	83.4	82.7
Shipments - BCTMP - thousands of ADMT	89.3	81.2	76.9
Benchmark price - NBSK, US$ per tonne	$897	$863	$870
Benchmark price - BEK, US$ per tonne	$795	$772	$723

Revenue - millions	$49.1	$43.5	$42.6
Cost of products sold - millions	45.3	38.9	37.3
Other realized (income) expense - millions	(0.6)	(0.6)	1.1
Adjusted EBITDA - millions	$4.4	$5.2	$4.2
Adjusted EBITDA margin - %	9%	12%	10%

Other unrealized (expense) income - millions	(0.3)	(0.5)	0.7
Depreciation and amortization - millions	(1.7)	(1.7)	(1.7)
Operating earnings - millions	$2.4	$3.0	$3.2

Capital expenditures - millions	$4.9	$0.4	$0.4

Though pulp markets in general have performed unevenly in recent years, matching the lurching recovery of global economies, BCTMP pricing, and our pulp segment’s corresponding financial results, have largely been steady. While recent price improvements in the benchmark grades were mirrored in the pulp segment’s per-unit sales realizations for the quarter, which were up slightly from the previous period, these realizations remained within the range they have held very consistently for over two years. We expect the relative stability of the BCTMP market to continue, with neither anticipated short-term pricing improvements nor longer-term effects of expected capacity additions in the benchmark grades likely to have a significant impact on the segment’s results.

The pulp segment had a solid quarter in terms of operating performance, with production volumes staying consistent with the comparable, record-setting periods. A surge in shipments in the quarter largely reflected the vagaries of shipping schedules, as vessel departures doubled in the period. Also during the period, a fire occurred in an overseas warehouse that resulted in the loss of 2,600 ADMT of our pulp inventory. As this loss was insured at full replacement value, we booked the inventory reduction as a sale at cost, for $1.4 million, and will likewise record as revenue any additional value that may realized at the time of final settlement of the insurance claim. In future quarters, we expect to see shipment volumes return to levels that more closely reflect production.

At $49.1 million, pulp segment revenue increased on the higher shipments and modest price improvements, compared to $43.5 million in the previous quarter and $42.6 million in the same period last year. Cost of products sold, at $45.3 million, rose sharply from $38.9 million last quarter and $37.3 million at the same time last year, with higher fiber and energy costs, specifically fuel and power transmission expenses, contributing to the increase. The pulp mill is working to address these pressures, and we expect to hold per-unit costs at roughly current levels, or to see modest improvement, during the balance of the year.

After accounting for other realized income associated with a weakening of the Canadian dollar through the quarter, and the resulting $0.6 million positive foreign-exchange impact on U.S.-dollar-denominated working-capital balances, the pulp segment recorded Adjusted EBITDA of $4.4 million. This compared unfavourably with the $5.2 million recorded in the previous period but was consistent with the $4.2 million recorded in the same period one year ago.

Taking into account other unrealized expenses and depreciation, the pulp segment recorded operating earnings of $2.4 million, as compared to $3.0 million in the previous quarter and $3.2 million in the same period last year.

Segment capital expenditures for the period were $4.9 million, $4.2 million of which related to the bio-energy project (BEP) and the balance of which reflected maintenance-of-business investments similar to comparable periods. The BEP is proceeding well, with engineering and equipment manufacturing undertaken in the reporting period and facility construction scheduled to begin in the second quarter and to continue through the end of the year. As previously reported, the project is expected to cost $42 million, of which $27.5 million is being financed through government grants and $13 million through interim financing. Remaining project capital expenditures for components not covered by grant funds will total roughly $2 million in each of the coming two quarters, with final holdbacks and performance bonds paid out once the plant is operational in 2014. Other planned expenditures at the pulp mill will be limited to maintenance-of-business projects and are expected to total $2.0 million-$3.0 million for the full year.

Corporate and other

	Three months ended
	Mar. 31/13	Dec. 31/12	Mar. 31/12
		(in millions)

Revenue	$0.1	$0.1	$0.1
General and administration	3.4	3.3	3.4
Adjusted EBITDA	$(3.3)	$(3.2)	$(3.3)
Depreciation and amortization	0.0	0.0	(0.1)
Operating loss	$(3.3)	$(3.2)	$(3.4)

Capital expenditures	$0.1	$0.0	$0.0

The corporate and other segment recorded a $3.3 million operating loss, similar to the $3.2 million in the previous quarter and the $3.4 million loss in the same period last year. As in the comparable periods, no provision was made in the quarter for profit sharing; given the current market outlook, such provisions may be made in future periods. Our profit-sharing program allocates to the profit-sharing pool 10% of earnings before taxes, excluding foreign-exchange impacts related to the U.S.-dollar-denominated long-term debt and any extraordinary items.

Summary of financial position

		As at
	Mar. 31/13	Dec. 31/12	Mar. 31/12
		(in millions)

Cash	$0.7	$24.7	$7.1
Restricted cash	16.2	18.8	0.0
Current assets	169.4	159.1	141.7
Current liabilities	75.7	70.1	41.3
Ratio of current assets to current liabilities	2.2	2.3	3.4
Financial liabilities - borrowings	229.4	221.7	218.2
Shareholder's equity	67.6	72.6	80.7

We ended the period with $16.9 million in cash, $16.2 million of which was restricted cash, representing government grants received for the BEP but not yet expended, as well as deposits associated with our lumber derivative contracts. Cash from operations and funding under the interim financing for the BEP were not sufficient to cover changes in working capital, capital investment and financing activities, and, thus, we borrowed $8.0 million under our revolving operating facility during the quarter.

Changes in financial position

	Three months ended
	Mar. 31/13	Dec. 31/12	Mar. 31/12
		(in millions)
Selected cash flow items
Operating activities:
Cash provided by operating activities	$5.1	$6.1	$(0.9)
Net reforestation	1.7	0.5	1.6
Net change in non-cash working capital items	(31.9)	(6.2)	(12.3)
	(25.1)	0.4	(11.6)
Investing activities:
Additions to property plant and equipment	(5.7)	(10.1)	(3.3)
Investing activities in working capital	2.8	(1.0)	1.0
Receipt of government grants	0.1	8.7	0.0
Decrease (increase) in restricted cash	2.5	(6.9)	0.0
Other	0.0	0.0	0.1
	(0.3)	(9.3)	(2.2)
Financing activities:
Increase in borrowings	11.6	4.3	0.0
Repayment of borrowings	(0.4)	(0.2)	(0.3)
Finance expenses paid	(9.8)	(0.5)	(9.6)
Dividends	0.0	0.0	(0.8)
	1.4	3.6	(10.7)

Decrease in cash	$(24.0)	$(5.3)	$(24.5)

Opening Cash	$24.7	$30.0	$31.6
Closing Cash	$0.7	$24.7	$7.1

Cash and cash equivalents	$0.7	$24.7	$7.1
Restricted cash	16.2	18.8	0.0
Total cash	$16.9	$43.5	$7.1

Operations provided $5.1 million in cash for the quarter, down from the $6.1 million in the previous period but a significant improvement over the $0.9 million used in the comparable period last year. Net reforestation of $1.7 million is consistent with spending in the first quarter of last year.

Changes in working capital drew $31.9 million, which, when coupled with the $6.2 million in the previous quarter, falls into the normal, $35 million-$40 million range expected for the seasonal working capital build associated with our winter log harvest and haul. The $12.3 million working capital draw in the first quarter last year was less than would normally have been expected due to weather-related delays in harvesting and hauling activities. The eventual log inventory build last year came close to, but fell short of, our norm and, because wet weather during the summer months restricted additional log deliveries, this resulted in some unscheduled downtime at two of our sawmills. This year’s deliveries included additional log volumes, to minimize risk of any fiber-supply constraints on productivity under the current strong market conditions.

Finished product inventories fell $3.5 million in the pulp segment on a shipment surge, but increased nearly $1.0 million in the lumber segment, for a net decrease of $2.5 million. Accounts receivables increased $7.7 million on higher shipments and pricing, while accounts payable decreased $2.5 million. Prepaid expenses were also down, by just over $5.0 million, as advances to logging contractors and haulers were converted to log inventory.

Capital expenditures for the quarter totalled $5.7 million, $4.2 million of which was associated with the BEP and the balance of which represented normal maintenance-of-business investments. In the previous quarter, we invested $10.1 million in capital expenditures, which were largely related to the BEP and funded by government grants or the interim financing set-up for the project. Non-project-related capital expenditures in the fourth quarter of 2012 amounted to $1.4 million, similar to the current period. In the same period last year, the $3.3 million in capital investments included $2.0 million associated with the completion of the Fox Creek planer upgrade, leaving a balance of $1.3 million spent on maintenance-of-business activities.

Financing expenditures of $9.8 million in the quarter included payment of U.S.-dollar-denominated interest on long-term debt, due April 1, 2013, but transferred before the quarter end to ensure payment on the due date, as well as payment of interest on the power purchase rights loans. Borrowings were increased in this period with the previously mentioned draw on the revolving credit facility and the interim BEP financing, while the previous period’s increase in borrowings was solely related to BEP financing. Included in financing activities for the first quarter of last year was the payment of a previously declared dividend. Repayment of borrowings in all periods was limited to principal payments on our power purchase rights loans.

Liquidity and capital resources

We ended the quarter with $0.7 million in unrestricted cash and $16.2 million in restricted cash. We have drawn $8.0 million against our $50 million revolving credit facility and have $4.1 million committed to standby letters of credit, leaving $38.4 million available under the facility. We expect to fully repay our revolver early in the second quarter and to start to rebuild cash balances in the same period.

Based on our current level of operations, we believe that the existing cash balance and availability under our revolving credit facility will provide sufficient liquidity to meet operational cash draws, scheduled interest payments, long-term debt repayment, capital expenditures and working capital needs over the next twelve months. However, our future operating performance may be adversely affected by prevailing economic conditions and by currency, market and other factors, many of which are beyond our control.

Off-balance sheet arrangements

We had no material off-balance sheet arrangements, apart from the $4.1 million committed for standby letters of credit under our revolving credit facility and $1.7 million for a standby letter of credit for grant funding that is included in restricted cash and is secured by a term deposit.

Research and development

We did not conduct significant research and development activities in the period, or any comparable periods.

Income taxes

Operating results for the quarter were subject to income tax at a statutory rate of 25%. The effective tax rate for the period varied significantly from the statutory rate, primarily as a result of the non-taxable portion of unrealized exchange gain on debt.

Outlook

Though the current strong run in pricing has seen some modest, recent correction, the North American lumber market continues to benefit from improving U.S. house starts, ongoing offshore demand and a supply response limited by fibre-supply and other constraints. This combination of factors is expected to support product pricing in the periods ahead. Given current and forecast market price levels, export charges under the Softwood Lumber Agreement are expected to remain at 0% for the foreseeable future. Though we expect the current lumber demand and supply trends to continue through 2013 and beyond, our optimistic outlook is tempered by the following factors: the recovery of the U.S. housing market is likely to be uneven, both geographically and seasonally; overseas buying patterns continue to be volatile; and the general recovery of the world economy remains fragile in some regions and sectors.

The pulp market appears to be entering a period of positive momentum, but uncertain global economic conditions and potential supply increases from the southern hemisphere will likely constrain price rises for benchmark pulp grades over the longer term. The BCTMP market is expected to show a more gradual and sustained rise, as there are no known supply increases slated to meet the anticipated, modest annual demand improvements.

Operationally, we expect our facilities to continue to run at roughly current rates through the balance of the year. Operating costs will remain under upward pressure related to rising input pricing, in particular the costs for energy and, specifically, power transmission. Log costs may also rise, in view of higher fuel prices, longer haul distances and the impact of higher finished product pricing on stumpage fees paid under our quota and tenure agreements. Labour market pressures will remain an issue, as our sector faces strong workforce competition in Alberta from the oil and gas sector, especially for positions such as the skilled trades.